FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Death of CEO	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Mr. Denny Lee
Title:	Chief Financial Officer

Date: September 20, 2005

Exhibit 99.1

Press Release

Contact for Media and Investors:

Olive Wang

NetEase.com, Inc.

ir@service.netease.com

Tel: (+8610) 8518-0163 ext. 8243

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase.com Mourns Death of Its Chief Executive Officer

(Beijing – September 20, 2005) – NetEase.com, Inc. (NASDAQ: NTES) today announced that its acting Chief Executive Officer, Ted Sun, passed away on September 18, 2005. Michael Tong, NetEase’s Chief Operating Officer, and Denny Lee, Chief Financial Officer, will assume Mr. Sun’s responsibilities until a successor is named.

“Ted Sun brought a personal level of commitment, energy and integrity to everything he did,” said Denny Lee. “Our deepest sympathy and condolences are expressed to his family. He will be greatly missed by all of us.”

“Ted has been involved in NetEase in various positions, including as a consultant, director and executive officer, since 1999 and has been an important contributor to our current success,” said Michael Tong. “Denny, myself and our board of directors are committed to continuing his legacy of steady, far-sighted leadership.”

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of June 30, 2005, the NetEase websites had more than 546 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including “Westward Journey Online II”, “Fantasy Westward Journey” and “Fly for Fun”.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 20 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be able to locate and retain middle and senior managers; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.